Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	January 2, 2015	December 27, 2013
	(In millions, except ratios)
Earnings:
Income from continuing operations	$264.6	$264.5
Plus: Income taxes	100.1	126.6
Fixed charges	50.5	51.2
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(2.4)	(0.5)
Undistributed earnings in equity investments	—	—

	$412.8	$441.8

Fixed Charges:
Interest expense	$45.5	$47.4
Plus: Interest capitalized during the period	2.4	0.5
Interest portion of rental expense	2.6	3.3

	$50.5	$51.2

Ratio of Earnings to Fixed Charges	8.17	8.63